CATALYST PAPER CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2010 and 2009

(unaudited)

CATALYST PAPER CORPORATION

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

	September 30,	December 31,
	2010	2009
	(unaudited)
Assets Current assets
Cash and cash equivalents	$82.3	$83.1
Accounts receivable (note 17(a))	116.3	101.5
Inventories (note 5)	146.6	178.3
Prepaids and other (note 6)	29.9	25.2
	375.1	388.1
Property, plant and equipment (note 13)	1,315.4	1,664.7
Other assets (note 7)	39.3	38.0
	$1,729.8	$2,090.8

Liabilities Current liabilities
Accounts payable and accrued liabilities (note 8)	$172.7	$173.3
Current portion of long-term debt (note 9)	27.9	1.0
	200.6	174.3
Long-term debt (note 9)	807.7	774.6
Employee future benefits	253.5	294.6
Other long-term obligations	19.7	13.4
Future income taxes (note 15)	26.6	22.8
Deferred credits	15.5	15.5
	1,323.6	1,295.2

Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 381,753,490 shares (December 31, 2009 – 381,753,490 shares)	1,035.0	1,035.0
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	–	–
Additional paid-in capital	16.5	16.4
Deficit	(591.6)	(185.1)
Accumulated other comprehensive loss (note 11)	(34.3)	(52.7)
	425.6	813.6
Non-controlling interest (deficit) (note 4)	(19.4)	(18.0)
	406.2	795.6
	$1,729.8	$2,090.8

Contingent liabilities (note 19)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Kevin J. Clarke	Thomas S. Chambers
Director	Director

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(in millions of Canadian dollars, except where otherwise stated)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Sales	$322.3	$266.9	$895.0	$928.5

Operating expenses
Cost of sales, excluding depreciation and amortization	277.1	230.0	820.6	769.5
Depreciation and amortization	28.2	35.9	92.1	108.8
Selling, general and administrative	10.7	11.0	31.5	33.4
Restructuring (notes 12 and 13)	0.3	–	25.3	16.5
Impairment and other closure costs (note 13)	0.9	–	293.2	–
	317.2	276.9	1,262.7	928.2

Operating earnings (loss)	5.1	(10.0)	(367.7)	0.3
Interest expense, net	(19.0)	(16.5)	(53.8)	(52.7)
Foreign exchange gain on long-term debt	16.3	38.9	8.6	64.2
Other income (expense), net (note 14)	3.4	(5.7)	(5.0)	5.9
Earnings (loss) before income taxes	5.8	6.7	(417.9)	17.7
Income tax expense (recovery) (note 15)	0.2	(5.6)	(10.7)	(11.8)
Net earnings (loss)	5.6	12.3	(407.2)	29.5
Net loss attributable to non-controlling interest	0.4	0.9	0.7	1.9
Net earnings (loss) attributable to the Company	$6.0	$13.2	$(406.5)	$31.4

Basic and diluted net earnings (loss) per share attributable to the Company’s common shareholders (in dollars)	$0.02	$0.03	$(1.06)	$0.08
Weighted average number of Company common shares outstanding (in millions)	381.8	381.8	381.8	381.8

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of Canadian dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Net earnings (loss)	$5.6	$12.3	$(407.2)	$29.5

Other comprehensive income (loss), net of taxes:
Employee future benefits liability adjustment	–	–	23.3	–
Reclassification of amortization of employee future benefits	0.5	1.3	1.5	2.6
Unrealized net gain on cash flow revenue hedges	–	7.6	4.2	12.7
Reclassification of net (gain) loss on cash flow revenue hedges	(2.8)	(0.8)	(10.0)	6.9
Foreign currency translation adjustments, net of related hedging activities	(0.7)	(3.0)	(0.7)	(4.9)
Unrealized gain (loss) on interest rate hedges	0.1	(0.1)	0.2	(1.2)
Other comprehensive income (loss)	(2.9)	5.0	18.5	16.1

Total comprehensive income (loss)	2.7	17.3	(388.7)	45.6

Comprehensive loss attributable to non-controlling interest:
Net loss	0.4	0.9	0.7	1.9
Other comprehensive income, net of taxes	–	–	(0.1)	–
Comprehensive loss attributable to non-controlling interest	0.4	0.9	0.6	1.9
Comprehensive income (loss) attributable to the Company	$3.1	$18.2	$(388.1)	$47.5

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

	Equity attributable to the Company
	Common stock
	Number of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Non-controlling interest (deficit)	Total

Balance as at December 31, 2008	381,753,490	$1,035.0	$14.6	$(180.7)	$(46.4)	$(15.9)	$806.6

Stock option compensation expense	–	–	1.8	–	–	–	1.8
Net earnings (loss)	–	–	–	(4.4)	–	(1.2)	(5.6)
Distributions to non-controlling interest	–	–	–	–	–	(0.3)	(0.3)
Other comprehensive loss, net of tax	–	–	–	–	(6.3)	(0.6)	(6.9)

Balance as at December 31, 2009	381,753,490	$1,035.0	$16.4	$(185.1)	$(52.7)	$(18.0)	$795.6

Stock option compensation expense	–	–	0.1	–	–	–	0.1
Net earnings (loss)	–	–	–	(406.5)	–	(0.7)	(407.2)
Distributions to non-controlling interest	–	–	–	–	–	(0.8)	(0.8)
Other comprehensive income, net of tax	–	–	–	–	18.4	0.1	18.5
Balance as at September 30, 2010 (unaudited)	381,753,490	$1,035.0	$16.5	$(591.6)	$(34.3)	$(19.4)	$406.2

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Cash flows provided (used) by:
Operations
Net earnings (loss)	$5.6	$12.3	$(407.2)	$29.5
Items not requiring (providing) cash
Depreciation and amortization	28.2	35.9	92.1	108.8
Impairment and other closure costs (note 13)	0.9	–	293.2	–
Future income taxes	–	(5.1)	(10.9)	(10.7)
Foreign exchange gain on long-term debt	(16.3)	(38.9)	(8.6)	(64.2)
Gain on cancellation of long-term debt (note 9)	(0.6)	–	(0.6)	(30.7)
Employee future benefits, expense over (under) cash contributions	(1.2)	–	(2.3)	3.5
Decrease in other long-term obligations	(1.0)	(1.4)	(3.1)	(0.2)
Loss (gain) on disposal of property, plant and equipment	(0.5)	1.4	(6.5)	4.1
Other	(3.8)	0.7	10.2	1.9
Changes in non-cash working capital
Accounts receivable	(1.9)	22.4	(14.8)	107.0
Inventories	0.6	(3.4)	12.6	35.0
Prepaids and other	(7.1)	(10.4)	(4.6)	3.8
Accounts payable and accrued liabilities	(8.3)	(7.2)	(9.6)	(91.2)
Cash flows provided (used) by operations	(5.4)	6.3	(60.1)	96.6

Investing
Additions to property, plant and equipment	(2.4)	(1.0)	(8.4)	(6.8)
Proceeds from sale of property, plant and equipment	0.2	0.4	7.2	3.6
Decrease (increase) in other assets	(1.2)	0.1	(0.6)	1.9
Cash flows used by investing activities	(3.4)	(0.5)	(1.8)	(1.3)

Financing
Increase (decrease) in revolving loan and loan payable	–	25.0	(14.5)	(35.1)
Repayment of long-term debt	–	(75.7)	–	(75.7)
Proceeds from long-term debt	–	95.0	–	95.0
Proceeds on issuance of Class B senior secured notes (note 9)	–	–	98.4	–
Deferred financing costs	(0.2)	(0.8)	(4.5)	(0.9)
Note exchange costs	–	–	(8.3)	–
Proceeds on termination of debt foreign currency contracts	–	(0.1)	–	34.7
Settlement on purchase of debt securities	(9.2)	–	(9.2)	(26.9)
Decrease in other long-term debt	(0.3)	(0.2)	(0.8)	(0.8)
Cash flows provided (used) by financing activities	(9.7)	43.2	61.1	(9.7)
Cash and cash equivalents, increase (decrease) in the period	(18.5)	49.0	(0.8)	85.6
Cash and cash equivalents, beginning of period	100.8	41.6	83.1	5.0
Cash and cash equivalents, end of period	$82.3	$90.6	$82.3	$90.6

Supplemental disclosures:
Income taxes paid (received)	$0.4	$(0.3)	$0.2	$0.4
Net interest paid	14.2	15.9	49.4	50.6
Non-cash exchange of 8.625% senior notes	–	–	(327.1)	–
Non-cash issuance of 11.0% senior notes	–	–	287.2	–
Non-cash difference in carrying value of senior notes on modification	–	–	39.9	–

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED BUSINESS SEGMENTS

(in millions of Canadian dollars)

(unaudited)

	Specialty printing papers	Newsprint	Pulp		Total

Three months ended September 30, 2010
Sales	$181.8	$79.7	$60.8	1	$322.3
Depreciation and amortization	20.8	3.7	3.7		28.2
Restructuring (note 12)	0.1	0.1	0.1		0.3
Impairment and other closure costs (note 13)	0.5	0.4	–		0.9
Operating earnings (loss)	(1.8)	(1.1)	8.0		5.1
Additions to property, plant and equipment	1.7	0.7	–		2.4

Three months ended September 30, 2009
Sales	$205.3	$61.6	$–	1	$266.9
Depreciation and amortization	24.4	10.0	1.5		35.9
Operating earnings (loss)	11.9	(18.3)	(3.6)		(10.0)
Additions to property, plant and equipment	0.5	0.6	(0.1)		1.0
Nine months ended September 30, 2010
Sales	$511.0	$222.3	$161.7		$895.0
Depreciation and amortization	61.1	20.4	10.6		92.1
Restructuring (note 12)	8.2	16.1	1.0		25.3
Impairment and other closure costs (note 13)	103.8	189.4	–		293.2
Operating earnings (loss)	(142.2)	(239.2)	13.7		(367.7)
Additions to property, plant and equipment	6.9	1.3	0.2		8.4

Nine months ended September 30, 2009
Sales	$629.6	$254.1	$44.8	1	$928.5
Depreciation and amortization	70.4	33.3	5.1		108.8
Restructuring (note 12)	11.3	2.8	2.4		16.5
Operating earnings (loss)	42.5	(32.1)	(10.1)		0.3
Additions to property, plant and equipment	3.8	2.9	0.1		6.8

1
Pulp sales are stated net of inter-segment pulp sales of $7.4 million for the three months ended September 30, 2010 (three months ended September 30, 2009 – $0.2 million) and $14.5 million for the nine months ended September 30, 2010 (nine months ended September 30, 2009 – $13.3 million).

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise stated) (unaudited)
Notes to the Consolidated Financial Statements

1.	Basis of presentation

The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships.  In addition, the consolidated financial statements include the accounts of the Company's joint venture, Powell River Energy Inc. (“PREI”), a variable interest entity (“VIE”).  All inter-company transactions and amounts have been eliminated on consolidation.

Effective for the year ended December 31, 2009, the Company adopted U.S. generally accepted accounting principles (“U.S. GAAP”) for presentation of its consolidated financial statements for Canadian and United States reporting requirements.  Historically, the Company has presented its annual and interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) with reconciliation in its annual consolidated financial statements to U.S. GAAP for material recognition and measurement differences.  As a result of this transition to U.S. GAAP, the Company has presented its 2009 annual audited consolidated financial statements in accordance with U.S. GAAP, including a reconciliation to Canadian GAAP for material recognition and measurement differences in note 33, Reconciliation of United States and Canadian Generally Accepted Accounting Principles and restated its interim consolidated financial statements for 2009.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP, on a basis consistent with those followed in the December 31, 2009 audited annual consolidated financial statements, except as disclosed in note 3 below.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2009 audited consolidated financial statements and the notes thereto. In the opinion of the Company, the unaudited interim consolidated financial statements contained herein contain all the information and note disclosures necessary to fairly present the results of the interim periods included.  The results for the periods included herein may not be indicative of the results for the entire year.

2.	Segmented information

The Company operates in three business segments:

Specialty printing papers	– Manufacture and sale of mechanical specialty printing papers
Newsprint	– Manufacture and sale of newsprint
Pulp	– Manufacture and sale of long-fibre Northern Bleached Softwood Kraft pulp

The segments are managed separately.  The Company owns and operates four manufacturing facilities, three of which are located in the province of British Columbia, Canada and one is located in Arizona, U.S.A.  Two other facilities, including a paper recycling facility, were permanently shutdown during the three months ended September 30, 2010 (note 13).  Inter-segment sales consist of pulp transfers at cost up to December 31, 2009, and at market prices thereafter.  The Company has not restated its comparative numbers for this change in policy as the change is not material to the comparative numbers.  However, this change could be material in future periods if pulp market prices increase or average costs decrease.

3.	Significant accounting policies

Effective January 1, 2010, the Company changed its policy on the classification of foreign exchange gains and losses on the ineffective portion of its U.S. dollar revenue risk management instruments, on the portion that is excluded from the assessment of hedge effectiveness, and on translation of working capital balances denominated in foreign currencies.  The respective foreign exchange gains and losses previously recognized in Sales are now recognized in Other income (expense), net.  In addition, the Company also changed its policy on the classification of changes in the fair value of all commodity swap agreements not designated as hedges for accounting purposes that were previously recognized in Sales and Cost of sales, excluding depreciation and amortization.  The changes in the fair value related to these instruments are now recognized in Other income (expense), net.  The new policies adopted are considered preferable as they increase the transparency of the economic hedging activity.  These changes were applied retrospectively.

For the three and nine months ended September 30, 2009, the above changes resulted in an increase of $3.5 million and $21.1 million, respectively, to Sales and $0.5 million and $2.1 million, respectively, to Cost of sales, excluding depreciation and amortization, with an offsetting decrease of $3.0 million and $19.0 million, respectively, to Other income (expense), net.

Effective April 1, 2010, the Company no longer designates its U.S. dollar revenue risk management instruments as cash flow hedges for accounting purposes.  The effective portion of gains or losses accumulated as at March 31, 2010 on its previously designated U.S. dollar revenue risk management instruments are continuing to be recorded in the same income statement line items as the hedged item in Sales.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise stated) (unaudited)
Notes to the Consolidated Financial Statements

3.	Significant accounting policies … continued

Recently implemented accounting changes

In June 2009, the Financial Accounting Standards Board (“FASB”) further amended the Consolidation Topic of the Accounting Standards Codification, as it relates to the consolidation of VIE’s.  The amendments change how an entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated.  Qualified special-purpose entities are no longer exempt from consolidation requirements.  The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance.  The amendments to this Topic become effective on January 1, 2010.  The Company has assessed the impact of these amendments and has determined that these amendments have no impact on the Company’s consolidated financial statements or disclosures as the Company continues to be the primary beneficiary in PREI.

In February 2010, the FASB amended its guidance on subsequent events contained in the Accounting Standards Codification.  The amendments eliminate the requirement to disclose the date through which an entity has evaluated subsequent events.  The Company adopted the amended guidance in its consolidated financial statement disclosures for its interim financial statements for periods beginning on or after January 1, 2010.

Changes in future accounting standards

There were no new pronouncements issued by the FASB that may impact the Company’s consolidated financial statements for future periods.

4.	Variable interest entities

The Company has a 50.0% interest in PREI and consolidates 100% of it as PREI is a VIE in which the Company is the primary beneficiary.  PREI consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric stations in B.C. with installed capacity of 82 Megawatts.  The Company purchases 100% of the power generated by PREI.

The Company has limited access to PREI’s assets, which generally take the form of interest on loans, management fees and earnings distributions based on the Company’s interest in PREI.  In addition, creditors of PREI have recourse limited to the assets in PREI.  Condensed financial information with respect to PREI is as follows:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Condensed statements of earnings (loss)
Sales – affiliate 1	$4.8	$3.7	$15.7	$11.5
Cost of sales, excluding depreciation and amortization	1.7	1.6	4.4	4.6
Depreciation and amortization	1.8	0.8	5.5	2.4
	3.5	2.4	9.9	7.0
Operating earnings	1.3	1.3	5.8	4.5
Interest expense	(2.3)	(2.3)	(6.7)	(6.7)
Interest expense – affiliate 1	(0.4)	(0.7)	(1.6)	(2.1)
Other expense, net	0.1	(0.6)	0.1	(1.6)
Income tax recovery	0.5	0.5	1.0	2.1

Net earnings (loss)	(0.8)	(1.8)	(1.4)	(3.8)
Other comprehensive income (loss)	0.1	–	0.2	–
Total comprehensive income (loss) 2	$(0.7)	$(1.8)	$(1.2)	$(3.8)

1	Balances with Catalyst Paper Corporation.
2	50% is included in the Company’s non-controlling interest (deficit) balances.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise stated) (unaudited)
Notes to the Consolidated Financial Statements

4.	Variable interest entities … continued

	September 30, 2010	December 31, 2009
Condensed balance sheets
Current assets
Cash and cash equivalents	$2.7	$5.5
Other	2.4	2.0
Property, plant and equipment	109.0	112.8
	$114.1	$120.3
Current liabilities
Accounts payable and accrued liabilities	$2.1	$5.5
Long-term debt (note 9)	113.8	112.9
Long-term debt – affiliate 1	20.8	20.8
Future income taxes	16.2	17.1
Equity 2	(38.8)	(36.0)
	$114.1	$120.3

1	Balances with Catalyst Paper Corporation.
2	50% is included in the Company’s non-controlling interest (deficit) balances.

The Company has identified one other potential VIE, but has not been able to obtain the financial information necessary to evaluate whether the entity is a VIE, or if the entity is a VIE, whether the Company is the primary beneficiary.  The Company has entered into a building lease agreement with this potential VIE whereby the Company has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations.  As at September 30, 2010, the principal amount of the mortgage was $6.8 million (December 31, 2009 – $7.9 million).  This agreement does not increase the Company’s liability beyond the obligation under the building lease.

5.	Inventories

The components of inventories were as follows:

	September 30, 2010	December 31, 2009
Finished goods
Specialty printing papers	$27.5	$19.7
Newsprint	6.5	11.5
Pulp	2.3	6.4
Total finished goods	36.3	37.6
Work-in-progress	0.8	0.5
Raw materials – wood chips, pulp logs and other	29.6	36.4
Operating and maintenance supplies and spare parts (note 13)	79.9	103.8
	$146.6	$178.3

At September 30, 2010, the Company had applied write-downs of $0.5 million to finished goods inventory (December 31, 2009 – $1.7 million) and $0.4 million to raw materials inventory (December 31, 2009 – $3.6 million).

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise stated) (unaudited)
Notes to the Consolidated Financial Statements

6.	Prepaids and other

The components of prepaids and other were as follows:

	September 30, 2010	December 31, 2009

Property taxes, insurance and licences	$6.5	$1.9
Derivative financial instruments	6.6	15.9
Future income tax assets	13.4	4.8
Other	3.4	2.6
	$29.9	$25.2

7.	Other assets

The components of other assets were as follows:

	September 30, 2010	December 31, 2009

Deferred financing costs	$14.2	$10.7
Deferred charges and other	10.0	9.6
Derivative financial instruments	1.4	3.1
Accrued benefit asset – pension plan	0.2	0.2
Future income tax assets	13.5	14.4
	$39.3	$38.0

8.	Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities were as follows:

	September 30, 2010	December 31, 2009

Trade payables	$88.1	$83.2
Accrued payroll and related liabilities	26.1	34.7
Accrued interest	16.7	10.8
Accrued benefit obligation – pension plan	12.2	6.7
Accrued benefit obligation – other employee future benefit plans	7.3	7.3
Restructuring (note 12)	5.3	5.2
Property taxes, related penalties and interest	4.4	15.1
Operating lease obligation at paper recycling operation	3.0	–
Payables related to capital projects	1.2	2.3
Other	8.4	8.0
	$172.7	$173.3

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise stated) (unaudited)
Notes to the Consolidated Financial Statements

9.	Long-term debt

Recourse	September 30, 2010	December 31, 2009
Senior notes, 8.625% due June 2011 (US$26.0 million; December 31, 2009 – US$354.2 million)	$26.8	$371.6
Senior notes, 7.375% due March 2014 (US$250.0 million)	260.6	265.4
Senior secured notes, 11.0% due December 2016 (US$280.4 million)	288.8	–
Modification – difference in carrying value of 8.625% and 11.0% senior secured notes (US$38.3 million) on exchange	37.3	–
Class B senior secured notes, 11.0% due December 2016 (US$110.0 million)	97.8	–
	711.3	637.0
Revolving asset based loan facility of up to $330.0 million due August 2013	–	14.5
Capital lease obligations	10.5	11.2
	721.8	662.7
Non-recourse
First mortgage bonds, 6.447% due July 2016	95.0	94.1
Subordinated promissory notes	18.8	18.8
	113.8	112.9
Total debt	835.6	775.6
Less: current portion	(27.9)	(1.0)
Total long-term debt	$807.7	$774.6

In September 2010, the Company purchased US$9.5 million of its 8.625% senior unsecured notes, due June 2011 (“2011 Notes”), for cash consideration of US$8.9 million.  The Company recorded a gain of $0.6 million on the cancellation of this debt (note 14).  As of September 30, 2010, US$26.0 million of 2011 Notes remain outstanding.

On May 19, 2010, the Company issued US$110.0 million of Class B 11.0% senior secured notes due December 15, 2016 (“2016 Class B Notes”) at 86% of the principal amount, in a private placement generating net proceeds of $93.4 million, after financing costs of approximately $5 million.  The new notes rank equally in right of payment with all of the Company’s existing and future senior secured notes.  The notes are secured on a first-priority basis by all of the Company’s assets, with the exception of assets securing the Company’s existing $330 million revolving asset based loan facility (the “ABL Facility”).

On March 10, 2010, the Company issued US$280.4 million of new 11.0% senior secured notes, due December 2016 (“2016 Class A Notes”) in exchange for US$318.7 million of its 2011 Notes.  The Company issued US$880 in principal amount of the 2016 Class A Notes for each US$1,000 in principal amount of the 2011 Notes exchanged.  As the cash flows of the principal and interest on a discounted basis over the life of the outstanding 2016 Class A Notes issued did not differ by more than 10% compared to the cash flows of the principal and interest on a discounted basis over the life of the 2011 Notes, the 2016 Class A Notes were accounted for as a modification of the 2011 Notes.  Accordingly, the 2016 Class A Notes were recorded at the carrying value of the 2011 Notes exchanged of US$318.7 million.  The excess of US$38.3 million of the carrying value of the 2011 Notes exchanged over the principal amount of the 2016 Class A Notes issued remained as part of the carrying value of the debt on the balance sheet and is being amortized as a reduction of interest expense, under the effective interest rate method, until the maturity of the 2016 Class A Notes.  As the exchange was accounted for as a modification, the legal and other non-finance expenses of $10.5 million associated with the exchange were expensed, of which $8.3 million was expensed in the three months ended March 31, 2010.

The indentures governing the Company’s senior notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates.  Pursuant to a consent solicitation conducted concurrently with the exchange offer, substantially all of these restrictive covenants were eliminated with respect to the 2011 Notes that remain outstanding after the exchange, although certain covenants, including restrictions on the creation of liens and certain assets sales, remain applicable to the 2011 Notes.  Collateral provided on the 2016 Class A Notes and 2016 Class B Notes (collectively “2016 Notes”) consists of a first charge on substantially all of the assets of the Company, other than the ABL First Charge Collateral as described below (the “2016 Notes First Charge Collateral”) and a second charge on the ABL First Charge Collateral.  The indentures governing the 7.375% senior notes, due March 2014, (“2014 Notes”) and the 2016 Notes limit the ability of the Company to incur debt, other than permitted debt, while the Company cannot meet a fixed charge coverage ratio of 2.0:1.  The Company’s fixed charge coverage ratio under these indentures, calculated on a 12-month trailing average, was 0.1:1 at September 30, 2010 (December 31, 2009 – 1.5:1).

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise stated) (unaudited)
Notes to the Consolidated Financial Statements

9.	Long-term debt … continued

Under the indentures for the 2014 Notes and 2016 Notes, permitted debt includes (a) the Company’s existing 2011 and 2014 Notes; (b) a credit facility basket in an amount equal to the greater of (i) $725 million and (ii) the sum of 85% of the book value of the Company’s accounts receivable, 60% of the book value of the Company’s inventory and $375 million, against which the Company’s utilization of the $330 million ABL Facility applies to this basket under both the 2014 Note Indenture and 2016 Note Indentures, the 2016 Notes apply to this basket under the 2014 Note Indenture and the 2016 Class B Notes reduce this basket under the 2016 Note Indentures; (c) purchase money debt and capitalized lease obligations in an amount equal to 7.5% of the Company’s consolidated tangible assets; (d) a $100 million general basket; and (e) a $5 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety bonds.  In addition, the indenture governing the 2016 Notes includes a limitation of US$411.7 million on the amount of 2016 Notes and additional debt that can be secured on a pari passu basis with the 2016 Notes, and restricts the ability of the Company to repurchase the 2014 Notes prior to their maturity unless, among other things, the Company has available liquidity under the ABL Facility and cash on hand of at least $100 million.  The Company cannot make any restricted payments, including paying any dividends, except to the extent the balance in its restricted payments baskets is positive.  The restricted payments baskets under the 2014 Notes and 2016 Notes were negative $293.4 million and negative $77.4 million, respectively, as at September 30, 2010, as a result of accumulated losses in recent years (December 31, 2009 – negative $176.0 million and $nil, respectively).

The security for the ABL Facility and the related derivatives facilities consists of a first charge on the accounts receivable, inventory and cash of the Company and on the Snowflake mill property, plant and equipment and related rail operation (collectively, the “ABL First Charge Collateral”) and a second charge on the 2016 Notes First Charge Collateral.  Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable, eligible inventory and a value ascribed to the Snowflake mill fixed assets, less certain reserves.  The borrowing base at September 30, 2010 includes a reserve of $4.4 million for unpaid property taxes and associated penalties.  A reserve may also be imposed for vacation pay obligations, which as at September 30, 2010 were $18.8 million, if Excess Availability (as defined in the ABL Facility) is below $75 million.  Excess Availability was $136.6 million at September 30, 2010.  As at September 30, 2010, the borrowing base under the ABL Facility was $161.7 million.  After deducting outstanding drawings of $nil, outstanding letters of credit of $25.1 million, and the $35.0 million minimum Excess Availability covenant, $101.6 million was available to be drawn by the Company under the ABL Facility.  The Company also had an additional $82.3 million of cash on hand at such date.

The financial covenants applicable under the ABL Credit Agreement must be maintained based upon the Company’s financial results prepared under Canadian GAAP and include covenants to (a) maintain shareholders’ equity above $346.2 million as at September 30, 2010; (b) maintain Excess Availability of not less than $35 million; and (c) not make capital expenditures in any fiscal year in an amount which exceeds 120% of the budgeted capital expenditures for such fiscal year.  The minimum equity requirement is reduced by the amount of any non-cash write-downs of property, plant and equipment as a result of a permanent discontinuance of operations.  At September 30, 2010, as calculated under the ABL Facility under Canadian GAAP, shareholders’ equity was $468.6 million (December 31, 2009 – $881.4 million).

The ABL Facility also contains a number of covenants that, among other things, place restrictions on matters customarily restricted in such facilities, including indebtedness which encompasses guarantee obligations, liens, fundamental changes, investments, derivative transactions, sales of assets, changes in fiscal periods, environmental activity, negative pledges, subsidiary distributions and changes in lines of business as well as restrictions on voluntary prepayments of certain debt, including the senior notes, unless Excess Availability of at least $65 million is maintained.  The ABL Facility contains customary events of default, including failure to pay principal or interest when due, failure to comply with or observe key covenants, adverse judgements, seizures of property, material adverse change, auditors’ going concern qualification, and change in control.  Effective October 7, 2010, the covenant that no more than US$17.7 million of the 2011 Notes can remain outstanding by March 15, 2011 was replaced by an additional reserve from the borrowing base for the amount of the 2011 Notes outstanding in excess of US$17.7 million.

At September 30, 2010, the Company was in compliance with its covenants under the ABL Facility and under each of the indentures governing its outstanding senior notes.

Non-recourse debt is debt owed by the Company’s subsidiary PREI. The Company has a 50% interest in PREI, and consolidates 100% of it as PREI is a VIE in which the Company is the primary beneficiary.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise stated) (unaudited)
Notes to the Consolidated Financial Statements

9.	Long-term debt … continued

The Company’s long-term debt is recorded at amortized cost. The following table contains information about management’s best estimate of the fair value of the Company’s debt:

	September 30, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value

Recourse	$721.8	$476.5	$662.7	$472.3
Non-recourse	113.8	121.3	112.9	113.8

The fair value of the Company’s long-term recourse debt related to its senior notes is determined based on quoted market prices of identical debt instruments.  The fair value of the Company’s recourse debt related to the ABL Facility and non-recourse debt related to the first mortgage bonds is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity.  In measuring fair value, the Company incorporates credit valuation adjustments to appropriately reflect its own non-performance risk, where appropriate.

10.	Employee future benefits

The Company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments.  Employees hired subsequent to January 1, 1994 enroll in the defined contribution segment.  Effective January 1, 2010, employees in the defined benefit plan ceased to accrue benefits under the defined benefit segment of the plan and began to participate in the defined contribution segment of the plan.  The Company also maintains pension benefits for former hourly employees that are not covered by union pension plans.  Unionized employees of the Company are members of multi-employer industry-wide pension plans to which the Company contributes a predetermined amount per hour worked by an employee.

The Company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to employees.  During the second quarter, the Company made the decision to permanently close Elk Falls mill and the reduction in the benefit obligation resulting from the plan curtailment amounting to $9.7 million was recognized during the nine months ended September 30, 2010 with a corresponding increase to other comprehensive income.

For the three and nine months ended September 30, 2010, the Company incurred total post-retirement benefit cost of $9.0 million and $26.2 million, respectively (three and nine months ended September 30, 2009 – $10.7 million and $33.1 million, respectively).

For the three and nine months ended September 30, 2010, the Company contributed $4.4 million and $14.7 million, respectively, to its pension plans and $3.0 million and $6.6 million, respectively, to the other post-retirement benefit plans.

Components of net periodic benefit cost recognized in the period

Pension benefit plans	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009

Defined benefit plan
Service cost for the period	$0.4	$0.9	$1.3	$2.9
Interest cost	5.2	5.6	15.6	16.8
Actual and expected return on assets	(4.1)	(3.8)	(12.3)	(11.4)
Actuarial loss	0.6	0.1	1.8	0.3
Difference between actual and recognized actuarial loss and other	1.0	0.9	2.9	2.7
Difference between actual and recognized prior service costs	0.1	0.1	0.3	0.3
	3.2	3.8	9.6	11.6

Defined contribution plan
Service cost for the period	0.8	1.2	2.6	3.7

Multi-employer industry-wide pension plan
Service cost for the period	2.8	2.5	7.5	8.3
Net periodic benefit cost for pension benefit plans	$6.8	$7.5	$19.7	$23.6

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise stated) (unaudited)
Notes to the Consolidated Financial Statements

10.	Employee future benefits … continued

Other benefit plans	Three months ended September 30, 2010	Three months ended September 30, 2009	Nine months ended September 30, 2010	Nine months ended September 30, 2009

Service cost for the period	$0.5	$0.6	$1.5	$1.8
Interest cost	2.5	2.8	7.5	8.4
Actual and expected return on assets	–	–	–	–
Actuarial loss	0.1	–	0.2	–
Difference between actual and recognized actuarial (gain) loss and other	–	(0.2)	–	(0.6)
Difference between actual and recognized prior service (credits) costs	(0.9)	–	(2.7)	(0.1)
Net periodic benefit cost for other benefit plans	$2.2	$3.2	$6.5	$9.5

11.	Accumulated other comprehensive income (loss)

The following table contains information about the accumulated other comprehensive income (loss) (“AOCI”) of the Company, net of taxes:

	September 30, 2010	December 31, 2009

Unrecognized pension and other post-retirement benefits costs	$(36.1)	$(60.9)
Unrecognized gain on cash flow revenue hedges	1.9	7.7
Foreign currency translation adjustments, net of related hedging activities 1	0.4	1.1
Unrecognized loss on interest rate hedges	(0.5)	(0.6)
	$(34.3)	$(52.7)

1
The accumulated net adjustment is comprised of non-taxable translation gain of $2.0 million (2009 – $5.2 million gain), and a net revaluation of long-term debt designated as a net investment hedge of $1.6 million loss (2009 – $4.1 million loss), net of tax of $0.2 million expense (2009 – $0.3 million recovery).

12.	Restructuring costs

The following table provides the activity in the restructuring liability:

	As at September 30,	As at December 31,
	2010	2009

Balance, beginning	$6.8	$16.3
Expensed in period	25.3	17.9
Disbursements	(26.6)	(22.3)
Other non-cash items	–	0.5
	5.5	12.4
Less: portion related to employee benefits	–	(5.6)
Balance, end of period	$5.5	$6.8

Classification:
Accounts payable and accrued liabilities	$5.3	$5.2
Other long-term obligations	0.2	1.6
	$5.5	$6.8

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise stated) (unaudited)
Notes to the Consolidated Financial Statements

12.	Restructuring costs … continued

The following table provides restructuring liability by year of initiatives:

	September 30,	December 31,
	2010	2009

2007 Initiatives	$0.4	$0.6
2008 Initiatives	0.3	3.5
2009 Initiatives	1.2	2.7
2010 Initiatives	3.6	–
	$5.5	$6.8

During the nine months ended September 30, 2010, the Company recorded restructuring costs of $25.3 million primarily related to severances payable to eligible employees at Elk Falls resulting from the permanent closure.

13.	Impairment and closure costs

As a result of the decision to permanently close the Company’s Elk Falls paper mill and paper recycling operation during the nine months ended September 30, 2010, the Company recorded a $302.9 million charge for related impairment, severances and other closure costs, of which $0.9 million was recorded in the three months ended September 30, 2010.  The Elk Falls mill had been indefinitely curtailed since February 2009 and the paper recycling facility was indefinitely idled in February 2010.  The following table provides the components of the impairment, severances and other closure costs:

Property, plant and equipment	$272.5
Operating and maintenance supplies and spare parts inventory (note 5)	20.3
292.8
Less: impairment previously recorded on paper assets (prior to announcement of permanent closure)	(12.0)
Severances	9.7
Other closure costs – operating lease at paper recycling operation	12.4
Total	$302.9

Classification in consolidated statement of earnings (loss):
Impairment and other closure costs	$293.2
Restructuring (severances)	9.7
$302.9

Key assumptions used in calculating the liability associated with the closure of the paper recycling operation include estimates related to the timing and extent of sublease revenues and the estimates of other related closure costs.  The closure costs of $12.4 million relating to the operating lease at the paper recycling operation are comprised of total rental payments over the lease term to 2023 of $43.5 million, including estimated property taxes and fixed operating costs, reduced by estimated sublease payments and discounted using a discount rate of 16.5%. If the timing and amount of actual net sublease payments, property taxes or fixed operating costs differ from these estimates, or the Company settles the outstanding liability through negotiations with the lessor, the resulting liability could vary from the recorded amount. This liability is being reviewed periodically and adjusted when necessary.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise stated) (unaudited)
Notes to the Consolidated Financial Statements

14.	Other income (expense), net

The components of other income (expense), net, were as follows:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Fees related to bond exchange	$–	$–	$(8.3)	$–
Gain (loss) on derivative financial instruments	4.7	5.0	(7.4)	24.1
Foreign exchange gain (loss) on working capital balances	(2.1)	(8.0)	4.0	(43.1)
Gain on cancellation of long-term debt (note 9)	0.6	–	0.6	30.7
Gain (loss) on disposal of property, plant and equipment	0.5	(1.4)	6.5	(4.1)
Property tax penalty	(0.4)	(1.2)	(0.4)	(1.2)
Termination fee on closure of corrugating machine at Snowflake	–	–	–	(0.5)
Other	0.1	(0.1)	–	–
	$3.4	$(5.7)	$(5.0)	$5.9

15.	Income tax expense (recovery)

As at September 30, 2010, the Company has provided for a valuation allowance on its future tax assets of $96.8 million.  The effective tax rate for the three months ended September 30, 2010 was 4.1%.  The effective rate is less than the statutory rate due to non recognition of the tax benefit of losses.

16.	Fair value measurements

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:

Level 1		Quoted prices in active markets for identical assets or liabilities.

Level 2	
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3		Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

As at September 30, 2010, the Company does not have any derivative and non-derivative instruments which have been designated as hedging instruments.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise stated) (unaudited)
Notes to the Consolidated Financial Statements

16.	Fair value measurements … continued

The following table presents information about the fair value of the Company’s derivative and non-derivative financial instruments not designated as hedging instruments and measured at fair value on a recurring basis:

	September 30, 2010	Fair value hierarchy		Balance sheet classification

Assets
Currency contracts	$6.6	2	(1)	Prepaids and other
Currency contracts	1.4	2	(1)	Other assets
	$8.0

Fair value of the Company’s derivatives is classified under Level 2 (inputs that are observable directly or indirectly) as it is measured as follows:

(1)
The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates.  Interest rates, forward market rates and volatility are used as inputs for such valuation techniques.  The Company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

The following tables present information about the effects of the Company’s derivative instruments designated previously as hedging instruments until April 1, 2010 when hedge accounting was discontinued (refer to note 3) on the Company’s consolidated financial statements:

	Gain (loss) recognized in AOCI 1		(Gain) loss reclassified from AOCI 1		Classification on Statement of earnings (loss) reclassified from AOCI 1	Gain (loss) recognized in income 2
Three months ended September 30	2010	2009	2010	2009		2010	2009
Derivatives designated as cash flow hedges
Currency contracts	$–	$7.6	$(2.8)	$(0.8)	Sales	$–	$2.1
Derivatives and other instruments designated as net investment hedges
Long-term debt	$3.5	$12.5	$0.4	$0.7	Foreign exchange gain (loss) on long-term debt	$–	$–

Nine months ended September 30
Derivatives designated as cash flow hedges
Currency contracts	$4.2	$12.7	$(10.0)	$6.9	Sales	$(1.8)	$0.4
Derivatives and other instruments designated as net investment hedges
Long-term debt	$1.0	$21.5	$1.4	$0.7	Foreign exchange gain (loss) on long-term debt	$–	$–

1	The gain (loss) recognized, or (gain) loss reclassified from AOCI relates to the effective portion of the hedge.
2	The gain (loss) recognized in income relates to the ineffective portion of the hedge and the amount excluded from effectiveness testing.

As U.S. dollar denominated revenues are recognized over the next 12 months subsequent to September 30, 2010, the Company estimates that net gain of $2.8 million, or an after-tax net gain of $2.0 million, will be reclassified from Accumulated other comprehensive income (loss) to Sales.

The carrying value of the Company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise stated) (unaudited)
Notes to the Consolidated Financial Statements

17.	Financial instruments

(a)	Financial risk management

Financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt.  Financial instruments of the Company also include derivatives which the Company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.

The Company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk.  A summary of the Company’s financial risk management objectives can be found on pages 121 to 125 of the Company’s 2009 Annual Report.

Accounts receivable

The Company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing and commercial printing businesses.  Aging of receivables was as follows:

	September 30, 2010	December 31, 2009
Trade receivables, gross
Current	$98.5	$89.0
Past due 1-30 days	7.8	7.3
Past due 31-90 days	2.1	1.0
Past due over 90 days	0.3	1.4
	108.7	98.7
Allowance for doubtful accounts	(3.1)	(3.7)
Trade receivables, net	105.6	95.0
Other receivables, including GST recoverables	10.7	6.5
Accounts receivable	$116.3	$101.5

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	Nine months ended September 30, 2010	Year ended December 31, 2009

Balance, beginning of period	$3.7	$3.2
Increase (decrease) in provision	(0.6)	1.2
Utilized	–	(0.7)
Balance, end of period	$3.1	$3.7

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise stated) (unaudited)
Notes to the Consolidated Financial Statements

17.	Financial instruments … continued

(b)	Revenue risk management instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call		Forward contracts
Term	US$millions	Average rate US$/CDN$	US$millions	Average rate US$/CDN$	US$millions	Average rate US$/CDN$

As at September 30, 2010
0 to 12 months	$280	0.9736	$257	0.8744	$14	0.9641
13 to 24 months	36	0.9745	18	0.8800	–	–
	$316	0.9737	$275	0.8748	$14	0.9641

As at December 31, 2009
0 to 12 months	$270	0.9319	$241	0.8281	$27	0.8729
13 to 24 months	69	0.9590	53	0.8370	–	–
	$339	0.9373	$294	0.8297	$27	0.8729

At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $8.0 million (December 31, 2009 – $19.0 million).

The Company no longer designates its U.S. dollar revenue risk management instruments as cash flow hedges for accounting purposes effective April 1, 2010 (note 3).  For cash flow hedges that were in place as at March 31, 2010, the effective portion of changes in the fair value accumulated as at March 31, 2010 have been deferred and recorded in Accumulated other comprehensive income (loss).  When the hedge item is recorded in earnings, the corresponding gain or loss on the hedge will be reclassified from Accumulated other comprehensive income (loss) to Sales.  At September 30, 2010, instruments having a notional principal of US$330 million are marked to market, where the related gains and losses are recognized as Other income (expense), net, except for the portion still deferred in Accumulated other comprehensive income (loss).

(c)	Cost risk management instruments

The Company is party to commodity options to hedge the purchase price of natural gas for 0.9 million gigajoules (“GJ”) (December 31, 2009 – 0.4 million GJ) within the next eighteen months at rates averaging $5.12 per GJ.  These instruments are not designated as hedging instruments for accounting purposes and are reported at fair value.  At period-end contract rates, the net amount the Company would receive to settle these commodity contracts is $nil (December 31, 2009 - $nil).

18.	Comparative figures

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise stated) (unaudited)
Notes to the Consolidated Financial Statements

19.	Contingent liabilities

A description of the Company's contingent liabilities as at December 31, 2009 can be found on pages 49 and 50 of the Company's 2009 Annual Report. An update as at September 30, 2010 is outlined below:

(a)	Severances

The decision to permanently close the Elk Falls mill resulted in the Company recording $9.7 million in severances for approximately 120 employees who are expected to be impacted.  The recording of this liability in the nine months ended September 30, 2010 has eliminated the contingent severance obligation with respect to these employees.

With the restart of the second line of pulp production at Crofton, Crofton employees who were on lay-offs as at December 31, 2009 have been recalled.  This action has eliminated the contingent severance obligation with respect to these employees.

As a result of restructuring and other initiatives announced in prior quarters, there were approximately 50 hourly employees at the Powell River and Port Alberni mills that were on lay-offs and have rights of recall ranging from 13 to 24 months at September 30, 2010.  These employees may at any time forfeit their rights of recall in exchange for severance payments.  If all affected employees exercise their severance rights at some point and thereby forfeit their recall rights, the total severance payment would be approximately $2 million.  The Company did not record a liability for this contingency as at September 30, 2010 as the likelihood, timing, and extent of any potential liability were not determinable.

(b)	Claim for return of payments made to Quebecor World (USA)

In January 2010, Quebecor World (USA)’s litigation trustee (“Quebecor”) filed a claim against the Company for alleged preferential transfers of approximately US$18.8 million.  The Company believes it has a number of meritorious defenses and will vigorously defend itself.

(c)	Application to Labour Relations Board for certain post-retirement benefits

The CEP Locals 1, 76, 592 and 686 (the “Locals”), representing hourly employees at the Company’s Powell River and Port Alberni mills, have applied to the Labour Relations Board of B.C. for a declaration that the Company is responsible for certain post-retirement medical and extended health benefits for some retired employees who were represented by the Locals and who retired from MacMillan Bloedel Limited, now doing business as Weyerhaeuser Company Ltd.  The Labour Relations Board declined to rule on the Locals’ application or the Company’s defence to the claim on the basis that this matter is a dispute under the collective agreement and accordingly a matter to be determined by arbitration.  At this point, Locals 1, 76 and 592 have filed grievances.  The grievance proceeding for Local 76 is expected to take place in December 2010.  The other two proceedings have not been scheduled.  The extent of the Company’s liability for this claim remains unknown at this time although the Company estimates that it would incur costs of between $2 million and $4 million annually to provide these additional benefits.

(d)	Short-term Incentive Plan benefit claim

In May 2010, a salaried employee of the Company commenced an action against the Company in the B.C. Supreme Court seeking a payment under the Company's 2009 Short-term Incentive Plan and damages in connection with the reduction of certain employee benefits.  The employee is proposing to seek certification of the action as a class proceeding on behalf of all salaried employees entitled to Short-term Incentive Plan payments and who were affected by the benefit reduction.  The Company disputes the claims made and intends to vigorously defend this action and any certification proceedings which may be brought.  Given the early stage of these proceedings it is not possible to determine the likelihood, timing and extent of any potential liability.  As such, the Company has not recorded a liability for this contingency as at September 30, 2010.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise stated) (unaudited)
Notes to the Consolidated Financial Statements

20.	Reconciliation of United States and Canadian generally accepted accounting principles

The Company’s consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in some respects from Canadian GAAP.  The following are the significant measurement and disclosure differences between U.S. and Canadian GAAP:

Net earnings (loss) adjustments

The following table provides a reconciliation of the net earnings (loss) for the three and nine months ended September 30 from U.S. GAAP to Canadian GAAP:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Net earnings (loss) as reported under U.S. GAAP	$5.6	$12.3	$(407.2)	$29.5
Net (earnings) loss attributable to non-controlling interest (a)	0.4	0.9	0.7	1.9
Amortization related to hedge of net investment (b)	–	–	0.1	0.2
Employee future benefits (c)	(0.1)	–	(0.1)	–
Income tax effect of rate change on employee future benefits	–	–	–	0.7
Net earnings (loss) in accordance with Canadian GAAP	5.9	13.2	(406.5)	32.3
Other comprehensive income (loss), net of taxes:
Other comprehensive income in accordance with U.S. GAAP	(2.9)	5.0	18.5	16.1
Other comprehensive income (loss) attributable to non-controlling interest (a)	–	–	(0.1)	–
Employee future benefits liability adjustment, net of taxes (c)	–	–	(23.3)	–
Reclassification of amortization of employee future benefits included in pension cost, net of taxes (c)	(0.5)	(1.3)	(1.5)	(2.6)
Comprehensive income (loss) in accordance with Canadian GAAP	$2.5	$16.9	$(412.9)	$45.8

Basic and diluted net earnings (loss) per share in accordance with Canadian GAAP (in dollars)	$0.02	$0.03	$(1.06)	$0.08
Basic and diluted weighted average number of shares in accordance with Canadian GAAP (in millions)	381.8	381.8	381.8	381.8

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise stated) (unaudited)
Notes to the Consolidated Financial Statements

20.	Reconciliation of United States and Canadian generally accepted accounting principles … continued

Balance sheet adjustments

The following table provides a reconciliation of the consolidated balance sheet components from U.S. GAAP to Canadian GAAP:

	September 30,	December 31,
	2010	2009

Prepaids and other – U.S. GAAP	$29.9	$25.2
Deferred financing costs (d)	(0.1)	–
Prepaids and other – Canadian GAAP	$29.8	$25.2

Property, plant and equipment – U.S. GAAP	$1,315.4	$1,664.7
Foreign exchange gain on hedge of net investment, net of amortization (b)	(2.1)	(2.2)
Property, plant and equipment – Canadian GAAP	$1,313.3	$1,662.5

Other assets – U.S. GAAP	$39.3	$38.0
Employee future benefits (c)	35.2	35.2
Tax effect of employee future benefits adjustment	(1.2)	(1.9)
Deferred financing costs (d)	(10.9)	(6.6)
Non-controlling interest deficit (a)	19.4	18.0
Other assets – Canadian GAAP	$81.8	$82.7

Accounts payable and accrued liabilities - U.S. GAAP	$172.7	$173.3
Employee future benefits (c)	(3.2)	–
Accounts payable and accrued liabilities - Canadian GAAP	$169.5	$173.3

Long-term debt – U.S. GAAP	$807.7	$774.6
Deferred financing costs (d)	(11.0)	(6.6)
Long-term debt – Canadian GAAP	$796.7	$768.0

Employee future benefits – U.S. GAAP	$253.5	$294.6
Employee future benefits (c)	(22.4)	(59.0)
Employee future benefits – Canadian GAAP	$231.1	$235.6

Future income taxes – U.S. GAAP	$26.6	$22.8
Tax effect of employee future benefits adjustment	23.6	31.4
Tax effect of other adjustments	(9.1)	(9.1)
Future income taxes – Canadian GAAP	$41.1	$45.1

Equity – U.S. GAAP	$406.2	$795.6
Foreign exchange gain on hedge of net investment, net of amortization (b)	(2.1)	(2.2)
Employee future benefits (c)	60.8	94.2
Tax effect of employee future benefits adjustment	(24.8)	(33.3)
Tax effect of other adjustments	9.1	9.1
Non-controlling interest deficit (a)	19.4	18.0
Equity – Canadian GAAP	$468.6	$881.4

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise stated) (unaudited)
Notes to the Consolidated Financial Statements

20.	Reconciliation of United States and Canadian generally accepted accounting principles … continued

The following table provides a reconciliation of AOCI from U.S. GAAP to Canadian GAAP:

	September 30,	December 31,
	2010	2009

Accumulated other comprehensive income (loss) – U.S. GAAP	$(34.3)	$(52.7)
Employee future benefits (c)	36.1	60.9
Accumulated other comprehensive income (loss) – Canadian GAAP	$1.8	$8.2

(a)	Non-controlling interest

Under U.S. GAAP, non-controlling interest’s equity or deficit is reported as a separate component within equity of the consolidated balance sheet and consolidated net earnings (loss) and other comprehensive income (loss) attributable to the Company and to the non-controlling interest is clearly identified and presented on the face of the consolidated statements of earnings (loss), comprehensive income (loss), and equity.  Under Canadian GAAP, the Company includes non-controlling interest’s equity or deficit in Other assets and the non-controlling interest’s share of earnings or loss is excluded from consolidated net earnings (loss).

(b)	Foreign exchange on hedge of net investment

Under U.S. GAAP, the foreign exchange gain on a hedge of a net investment is recognized in earnings, and accordingly, the net investment acquired is not reduced by the amount of the gain.  Under Canadian GAAP, the Company designated a forward contract as a hedge of the purchase price on the acquisition of the Snowflake newsprint mill, and accounted for the respective foreign exchange gain as a reduction of the net investment.

(c)	Employee future benefits

U.S. GAAP requires the recognition of the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in the balance sheet and requires that changes in that funded status in the year in which the changes occur be recorded in Other comprehensive income (loss).  As a result, as amounts that relate to the funded status are recognized in earnings through pension expense, the amounts are reclassified out of AOCI.  Canadian GAAP does not require recognition of the overfunded or underfunded status of a defined benefit post-retirement plan.  There is no GAAP difference between U.S. and Canada in the determination of pension and other employee future benefits expense.

(d)	Deferred financing costs

Under U.S. GAAP, debt issue costs are reported on the balance sheet as deferred charges in Other assets.  Under Canadian GAAP, debt issue costs related to the Company’s senior notes and non-recourse first mortgage bonds are netted against the carrying value of long-term debt on the consolidated balance sheet.